EXECUTION COPY

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT (the “Agreement”), dated as of January 12, 2016 by and between ASTON FUNDS (the “Trust”), on behalf of the series of the Trust set forth in Schedule A (the “Fund”), and ASTON ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a series of the Trust;

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject and wish to continue such arrangements in all respects upon the effectiveness of the Advisory Agreement;

NOW THEREFORE, the parties hereto agree as follows:

1.         EXPENSE LIMITATION.

1.1     Applicable Expense Limit. To the extent that the ordinary operating expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees, but excluding interest, taxes, brokerage commissions, other investment-related costs, extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business, acquired fund fees and expenses and sub-transfer agency, sub-accounting and shareholder service fees (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, the Adviser shall be liable for such excess amount (the “Excess Amount”) to the extent set forth in this Agreement. In determining the Fund Operating Expenses, expenses that the Fund incurred but did not actually pay because of expense offset arrangements shall be included.

1.2     Operating Expense Limit. The Operating Expense Limit in any year with respect to the Fund shall be that as set forth in Exhibit A (annualized) of the average daily net assets of the Fund for the class of shares indicated.

1.3     Duration of Operating Expense Limit. The Operating Expense Limit with respect to the Fund shall remain in effect for the term of this Agreement.

1.4     Method of Computation. To determine the Adviser’s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for the Fund shall be annualized. If the annualized Fund Operating Expenses for any day of the Fund exceed the Operating Expense Limit of the Fund, the Adviser shall waive or reduce its investment advisory fee in an amount sufficient to pay that day’s Excess Amount. The Fund may offset amounts owed by the Adviser pursuant to this Agreement against the advisory fee payable to the Adviser. Furthermore, to the extent that the Excess Amount exceeds such waived or reduced investment advisory fee, the Adviser shall reimburse the Fund for any other operating expenses.

2.        REIMBURSEMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS

           TO ADVISER.

If on any day during which the Advisory Agreement is in effect in respect of a Fund and the estimated annualized Fund Operating Expenses of the Fund for that day are less than the Operating Expense Limit, the Adviser shall be entitled to reimbursement by the Fund of the investment advisory fees waived or reduced and any other expense reimbursements or similar payments remitted by the Adviser to the Fund pursuant to Section 1 hereof from commencement of operations through the completion of the first three full fiscal years (an “Adviser Reimbursement Amount”) for a period of up to three years from the fiscal year end during which such amount was waived or reduced, to the extent that the annualized Fund Operating Expenses plus the amount so reimbursed equals, for such day, the Operating Expense Limit, provided that such amount paid to the Adviser will in no event exceed the Adviser Reimbursement Amount and will not include any amounts previously reimbursed. The Adviser Reimbursement Amount will be accrued daily and paid monthly in arrears.

3.        TERM AND TERMINATION OF AGREEMENT.

This Agreement shall have an initial term as set forth in Schedule A, and shall continue in effect thereafter for subsequent one year periods unless terminated by the Adviser prior to the end of the preceding term. This Agreement shall terminate upon the termination of the Advisory Agreement. The obligations of the Adviser under Section 1 of this Agreement and of the Fund under Section 2 of this Agreement shall survive the termination of this Agreement solely as to expenses and obligations incurred prior to the date of such termination.

4.        MISCELLANEOUS.

4.1      Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2      Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Trust Instrument or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3      Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4      Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

4.5      Limitation of Liability. This Agreement is executed by or on behalf of the Trust, and Adviser is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Trust Instrument and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets, and Adviser shall not seek satisfaction of any such obligations from the trustees, officers or shareholders of the Trust.

[The Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

ASTON FUNDS on behalf of the Series set forth in Schedule A

By:	/s/ Gerald Dillenburg
Name:	Gerald Dillenburg
Title:	Senior Vice President

ASTON ASSET MANAGEMENT, LLC

By:	/s/ Gerald Dillenburg
Name:	Gerald Dillenburg
Title:	Senior Vice President

SCHEDULE A

Fund	Current Term	Class N	Class I
ASTON/TAMRO Small Cap Fund	February 28, 2017	1.35%	1.10%